Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following presentation was made available to the public by Contura Energy, Inc. on April 30, 2018.

Contura + Alpha: Transformative Combination April 2018 1

2 Disclaimer This presentation is being made in respect of the proposed transaction involving Contura Energy, Inc . (“ Contura ”), Alpha Natural Resources Holdings, Inc . (“Holdings”) and ANR, Inc . (“ANR” and together with Holdings, “Alpha”) . This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction . In connection with the proposed transaction, Contura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S - 4 that will include a joint proxy statement of Holdings and ANR and a prospectus of Contura . Contura and Alpha also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to stockholders of Holdings and ANR . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S - 4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . The joint proxy statement/prospectus, as well as other filings containing information about Contura and Alpha will be available without charge at the SEC’s Internet site (http : //www . sec . gov) . Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Contura’s website at http : //www . conturaenergy . com . Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at http : // http : //www . alphanr . com . This presentation contains forward - looking statements that involve substantial risks and uncertainties . All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, synergies, prospects, plans and objectives of management, are forward - looking statements . The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words . We may not actually achieve the plans, intentions or expectations disclosed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements . Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward - looking statements we make . The forward - looking statements contained in this presentation reflect our current views with respect to future events, and we assume no obligation to update any forward - looking statements . Uncertainties and risk factors that could affect future performance and cause results to differ from the forward - looking statements in this presentation include, but are not limited to : (a) any substantial or extended decline in coal pricing, demand and other factors beyond the parties’ control ; (b) hazards and operating risks associated with coal mining and the dependence of coal mining upon many factors and conditions beyond the parties’ control ; (c) significant competition, as well as changes in foreign markets or economics ; (d) the impact of current or future environmental, health and safety, transportation, labor and other laws and regulations on the parties ; (e) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule ; (f) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction ; (g) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period ; (h) the risk that integration of the parties’ operations will be materially delayed or will be more costly or difficult than expected ; ( i ) the failure of the proposed transaction to close for any other reason ; (j) the effect of the announcement of the transaction on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers) ; (k) dilution caused by issuance by Contura of additional shares of common stock in connection with the transaction ; (l) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; and (m) the diversion of management time on transaction related issues .

3 Transaction Highlights Consideration ▪ 100% stock transaction ▪ Alpha Shareholders to receive 0.4071 shares of Contura common stock for each Class C - 1 share of ANR, Inc. and each share of Alpha Natural Resources Holdings, Inc. Pro Forma Ownership ▪ Contura Shareholders: 53.5% ▪ Alpha Shareholders: 46.5% Synergies (1) ▪ $30 - $50 million in estimated annual synergies (Sourcing, SG&A, Operations) ▪ Restricted cash release ($100 million estimated over the next several quarters) ▪ Tax benefits ($125 - $150 million in estimated credits / refunds) (2) ▪ Additional benefits through capital efficiency Capital Structure ▪ Leverage neutral transaction ▪ Transaction to be effectuated via the registration of Contura’s shares issued to Alpha Shareholders on Form S - 4; combined company expected to be NYSE listed upon closing of transaction Closing ▪ Transaction expected to close in Q3 2018 Approvals ▪ Subject to approval by stockholders of Alpha ▪ Customary closing conditions and regulatory approvals Governance / Management ▪ 9 total board seats, 5 appointed by Contura and 4 appointed by Alpha ▪ Company to be led by Contura’s Management Team (1) Synergies are based on management’s estimates and there can be no assurance that they will be achieved in full or at all. (2) A large portion of the credits/refunds are expected to be utilized to offset future tax liabilities. Tax benefits are subject to confirmation and potential change of control limitations.

4 1) Transaction Follows Significant Portfolio and Balance Sheet Optimizations by both Companies 2) Creates the Largest U.S. Met Coal Producer 3) Diversifies Operating Footprint Across Complementary Portfolio of High Quality Assets 4) Enhances Product Portfolio to Promote Cash Flow Generation 5) Strengthens Long - Term Competitiveness of Export Platform 6) Positioned to Grow through Scalable Organic Growth and Bolt - On Acquisitions 7) Significant Value Creation and Attractive Pro Forma Financial Profile Transformative Combination with Undeniable Strategic Rationale x x x x x x x

5 Contura / Alpha Timeline 2018 Footprint Map 2015 Footprint Map (1) See page 6 for transaction details. ANR Files Chapter 11 (August ‘15) Contura formed; acquisition of select assets completed (July ‘16) ANR emerges (July ‘16) Contura acquires majority stake in DTA (March ‘17) ANR divests majority of idle/closed properties to LCC (October ‘17) (1) Contura announces ANR Transaction (April ‘18) 2015 2016 2017 2018 Contura divests PRB assets to Blackjewel (December ‘17) (1)

Transaction Follows Significant Portfolio and Balance Sheet Optimizations by both Companies

- Contura and Alpha have right-sized their operations and significantly reduced liabilities since Contura's launch and Alpha's emergence from bankruptcy in 2016
- Contura's recent sale of PRB and Alpha's transaction with LCC have helped position both companies for this combination

Reduction of ARO Liabilities(1)



($ millions)
Contura
ANR
$483
$279
$204
($355)
$128
$68
$59
At Launch/Emergence (7/26/2016)
Current (12/31/2017)

Contura's Sale of PRB

- Sold Belle Ayr and Eagle Butte mines to Blackjewel, removing ~$120 million of ARO liabilities
  - Received deferred consideration via revenue sharing and an overriding royalty capped at $50 million
  - Approximately $25 million of bonding collateral to be released in the near term

Alpha's Asset Sale to LCC

- Divested ~250 permits on inactive and idle properties to Lexington Coal Company ("LCC")
  - Removed $167 million in ARO liabilities related to reclamation, water treatment and more
  - Alpha made a $198 million upfront payment with $94 million of additional scheduled payments from 2018 to 2022 to LCC contura energy

Alpha Natural Resources

(1) ARO liabilities as of the stated dates, calculated according to GAAP requirements and on a separate company basis.

6

7 Creates a Premier U.S. Met Coal - Focused Company 2017A Met Coal Sales By U.S. Suppliers ( million tons) 12.6 8.5 8.2 7.9 6.9 6.5 4.7 3.3 2.7 1.5 0.6 PF Contura Coronado Blackhawk Alpha Arch Warrior Contura Mission Coal United Coal Corsa Ramaco Source: Company Filings, Company Websites, SNL. (1) Alpha’s reserves are currently being re - evaluated and may not comply with the SEC rules until the re - evaluation is complete. (2) Alpha sales inclusive of 1.0 million of purchased coal. (3) Contura’s 2017A Met Coal sales excludes Alpha’s contribution to the Trading & Logistics business. ▪ Post transaction Contura will be the #1 U.S. supplier of metallurgical coal with over 12 million tons of combined global sales ▪ Contura and Alpha combine to have one of the world’s largest and highest quality reserves of metallurgical coal ▪ 1 billion tons of combined metallurgical coal reserves (1) (3) (2)

8 Diversifies Operating Footprint Across Complementary Portfolio of High Quality Assets Toms Creek McClure Nicholas Cumberland DTA Pennsylvania Virginia West Virginia Delaware Contura Complex Export Terminal Alpha Complex ▪ Merger substantially expands Contura’s scale adding 4 mining complexes in West Virginia, consisting of 20 highly - competitive mines ▪ Pro forma operating footprint of 8 mining complexes with 22 underground mines, 8 surface mines and 13 prep plants ▪ Operations strategically located in close proximity allowing for seamless combination ▪ Expands logistics platform to further strengthen strategic positioning and access to a broad mix of global customers Mid WV Surface Brooks Run South Coal River East Brooks Run West

22% 12% 8% 4% 27% 28% 12.4 6.2 4.8 2018 2019 2020 9 Enhances Product Portfolio to Promote Cash Flow Generation Pro Forma Product Portfolio (2018E, tons sold) (1) ▪ Full suite of high - quality metallurgical product offerings ▪ Improves met coal blending capabilities ▪ Provides flexibility to respond to changes in met coal product demand ▪ Highly contracted steam coal business ▪ Long - term steam coal supply agreements provide sales visibility for several years HVA HVB MV LV CAPP steam Met: 46% Highly Contracted Steam Position (2) (1) Percentages may not add to 100% due to rounding. (2) Assumes 100% of Contura CAPP is metallurgical and 100% of Contura NAPP is steam. (3) Based on mid - point of guidance. Committed and Priced (million tons) (Contracted price/ton and priced volume as % of 2018E Sales) (3) 89% $46.88 NAPP steam

10 Strengthens Long - Term Competitiveness of Export Platform ▪ Contura is among largest exporters of metallurgical coal in the U.S. ▪ Increased export capacity through incremental stake in DTA terminal acquired in March 2017; currently own 65.0% interest in DTA ▪ Capability to blend captive and 3rd party coal at DTA to achieve a broad portfolio of coal qualities ▪ Cost synergies expected to give Contura the ability to capture improved margins in periods of elevated met coal pricing with downside limited in lower pricing environments ▪ Merger with Alpha bolsters future potential of the export platform Dominion Terminal Associates (DTA) Attributable nameplate capacity of 14.3 mst provides significant opportunity to expand export platform

Estimated Annual Production (mm tons) Coal Quality Contura Freeport 2.5 – 3.5 Metallurgical Deep Mine #42 1.0 – 1.5 Metallurgical Alpha Black Eagle 0.3 – 0.5 Metallurgical Panther Eagle 0.3 – 0.5 Metallurgical Road Fork 52 0.6 – 0.8 Metallurgical Deep Mine #42 Freeport Pennsylvania Virginia West Virginia Toms Creek McClure Cumberland 11 Scalable Organic Growth and Bolt - On Acquisition Opportunities Contura Development Alpha Development Overview of Organic Growth Projects Acquisition Growth Opportunities ▪ Focus on current geographical footprint and growth of platform through bolt - on acquisitions which would provide meaningful synergies ▪ Cash flow accretion is a priority for any acquisition Road Fork 52 Black Eagle / Panther Eagle Brooks Run South Coal River East Contura Current Asset Alpha Current Asset

Significant Value Creation and Attractive Pro Forma Financial Position

- Increases size and scale with additional metallurgical coal exposure
- Strategic alignment of export metallurgical sales
- Balance sheet positioned to provide flexibility around additional value creation opportunities through organic growth or returns to shareholders
- Additional liquidity in equity markets via S-4 / uplist to NYSE
- \$30 - \$50 million in estimated annual synergies[1]

Potential Value Uplift


TEV / 2018E EBITDA
3.4x
3.8x
4.8x
Contura
Average Met Producer(2)
Average Coal Producer(3)

Illustrative Pro Forma TEV/EBITDA Multiple	Implied Multiple Uplift	Implied Change In Pro Forma Contura Stock Price[4]
3.8x	+0.4x	23%
4.4x	+1.0x	48%
4.8x	+1.4x	65%

Source: Capital IQ
Note: Market data is as of April 27, 2018 and Contura share price of \$66.50 as of that date.
(1) Synergies are based on management's estimates and there can be no assurance that they will be achieved in full or at all.
(2) Average Met Producers includes Arch Coal, Peabody Energy and Warrior Met Coal. Following Warrior Met Coal's \$350 million special dividend paid April 20, 2018, the company's capital structure is based on Q1 2018E capital structure as per Wall Street analyst estimates.
(3) Average Coal Producers defined as U.S. Coal Producers with Enterprise Value in excess of \$500 million. Includes Arch Coal, Cloud Peak Energy, Peabody Energy, Warrior Met Coal, Alliance Resource Partners, Foresight Energy and CONSOL Coal Resources.
(4) For illustrative purposes only. Based solely on Contura's 2018E EBITDA of \$274 million, as per Wall Street Research estimates, and Alpha's 2017A adjusted EBITDA of \$223 million plus illustrative \$40 million of synergies, based on the mid-point of guidance.

contura energy
Alpha Natural Resources

12

Industry Dynamics

Outlook for Metallurgical Coal Continues to be Strong Source: Bloomberg, AME Group. ($US / tons) HCC Benchmark Quarterly Contract Pricing 14 $81 $84 $92 $200 $285 $194 $170 $192 $235 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Seaborne Metallurgical Coal Demand ▪ Met supply declined during the industry downturn from 2012 to 2016 ▪ Most of the readily scalable production came back as the industry recovered in late 2016 and 2017 ▪ Limited incremental supply growth is expected in the near term ▪ Major diversified miners have shifted focus to other commodities ▪ Seaborne demand continues to grow driven by favorable environment for global steel production ▪ As a result, pricing environment continues to be very attractive, with the HCC benchmark averaging over $210 per tonne over the last 6 quarters 297 321 332 345 2016 2017 2018E 2019E (million tons)

$40 $45 $50 $55 $60 Jan-16 May-16 Oct-16 Feb-17 Jul-17 Nov-17 Mar-18 Outlook for Steam Coal Improving Source: SNL, Bloomberg, EIA. (1) CAPP steam coal pricing based on NYMEX Big Sandy 12,000 1.67 Barge. (2) NAPP steam coal pricing based on Pittsburgh Seam 13,000 3.00 Rail. 15 Henry Hub Natural Gas Pricing (US$ / mmBTU ) ▪ Political / regulatory environment in the U.S. continues to be constructive as the Trump administration has rolled back a number of regulations and taken some pressure off domestic coal producers ▪ Steam coal is expected to remain a key fuel source for the U.S. electric power industry over the long - term, the EIA projects that coal will represent 31% of energy source for the industry over the next 10 years ▪ Natural gas prices have remained above $2.50/ mmBTU since mid - 2016 U.S. Steam Coal Pricing CAPP (1) NAPP (2) $1 $2 $3 $4 Jan-16 May-16 Sep-16 Feb-17 Jun-17 Nov-17 Mar-18 (US$ / ton)

Financial Highlights

$30 - $50 Million Estimated / Year (1) 17 Combination Offers Significant Synergy Potential Operational Footprint Optimization Sourcing Improvements SG&A Rationalization Coal Blending and Marketing Optimization (1) Synergies are based on management’s estimates and there can be no assurance that they will be achieved in full or at all.

18 Combined Financial Snapshot (US$ millions) Contura Energy (1) Alpha T&L Eliminations (2) Synergies Combined Company (3) Met Tons Sold (mm) 8.9 7.9 (4.2) 12.6 Total Tons Sold (mm) 15.7 14.9 (4.2) 26.4 Revenue (US$ millions) $1,650 $1,236 ($478) $2,408 Adjusted EBITDA (US$ millions) $258 $223 $30 - $50 (4) $521 (5) CapEx (US$ millions) $73 $57 $130 2017A Performance Source: Company Filings, Company Information. (1) Contura performance excludes $42 million of EBITDA and $10 million of Capital Expenditures from Powder River Basin assets. (2) Trading & Logistics business eliminations represent items that will become intercompany sales following the combination of Contura and Alpha. (3) Represents combined operations and not calculated on a pro forma basis in compliance with SEC rules. (4) Does not include costs necessary to achieve synergies. (5) Calculated using illustrative $40 million of synergies, based on the mid - point of guidance.

19 Combined Financial Outlook (millions tons, unless noted) Low High Shipments CAPP – Metallurgical (Mt) 10.5 11.9 CAPP – Steam (Mt) 6.2 6.8 NAPP (Mt) 7.1 7.7 Total Captive 23.8 26.4 T+L – Metallurgical 0.5 1.5 Total Shipments 24.3 27.9 Cost per ton CAPP $63.70 $67.53 NAPP $29.00 $33.00 Margin per ton T&L $9.00 $15.00 (US$ millions, except taxes) SG&A (1) $59.0 $65.0 Idle Operations Expense 19.5 22.5 Cash Interest Expense 36.5 39.5 Capital Expenditures 131.0 146.0 Cash Tax Rate 0% 5% 2018E Combined Outlook Source: Company Press Releases. Note: Figures represent combined operations and are not calculated on a pro forma basis in compliance with SEC rules. (1) SG&A excludes impact of estimated synergies. SG&A does not include expenses related to non - cash stock compensation and accrual of incentive bonuses.

Sustainable, Well Capitalized Balance Sheet

Improved Capital Structure, Strong Liquidity and Free Cash Flow

Key Takeaways

- Strong balance sheet with limited debt, significant cash and liquidity, generating free cash flow
- Transaction will be leverage neutral following the combination
- Plan to further optimize capital structure in the near term
- Management strategy is to continue evaluating the return of capital to equity holders while maintaining a strong balance sheet through the cycle

(US$ millions)	Contura Energy	Alpha	Synergies	Combined Company[1]
2017A Adjusted EBITDA	$258[2]	$223	$30 - $50[3]	$521[4]
Total Debt[5]	**$391**	**$241**		**$632**
Net Debt[5]	**$249**	**$195**		**$444**
Total Debt / 2017A Adjusted EBITDA	1.5x	1.1x		1.2x
Net Debt / 2017A Adjusted EBITDA	1.0x	0.9x		0.9x
Legacy Liabilities[6]	$119	$528		$647
Liquidity				
Cash and Equivalents[7]	$142	$46		$188
Available Revolver and A/R Securitization Facility	$114	--		$114
Total Liquidity	**$256**	**$46**		**$302**

Source: Company Filings, Company Information.
Note: All balance sheet amounts are as of December 31, 2017.
(1) Represents combined operations and not calculated on a pro forma basis in compliance with SEC rules.
(2) Contura EBITDA excludes of $42 million of EBITDA from Powder River Basin assets.
(3) Does not include costs necessary to achieve synergies.
(4) Calculated using illustrative $40 million of synergies, based on the mid-point of guidance.
(5) Excludes debt discount, debt issuance costs and transaction costs. Net debt defined as Total Debt less Cash and Cash Equivalents.
(6) Legacy liabilities include Workers' Compensation, Black Lung, Life Insurance, ARO, and Pension and OPEB liabilities. All amounts are stated in gross terms and have not been adjusted to net-out related insurance receivables. Additionally, restricted cash and deposits of $67 million for Contura and $297 million for Alpha, which back these liabilities, have not been netted from these amounts. Excludes liabilities on assets held for sale.
(7) Cash does not include any restricted cash releases or tax benefits.

contura energy Alpha Natural Resources
20

Appendix

22 Net Income to Adjusted EBITDA Reconciliation In addition to U.S. GAAP financials, this presentation includes certain non - GAAP financial measures. These non - GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. A reconciliation of non - GAAP measures to GAAP measures is provided below. Year ended December 31, 2017 (US$ Thousands) Contura Energy Alpha Net income (loss) $154,522 ($38,886) (Loss) from discontinued operations (19,213) (156,076) Net income from continuing operations $173,735 $117,190 Interest expense 35,977 14,504 Interest (income) (210) (2,788) Income tax expense / ( benefit) (67,979) 17,584 Depreciation, depletion and amortization 34,910 14,710 Mark - to - market adjustment - acquisition - related obligations 3,221 15,112 Gain on settlement of acquisition - related obligations (38,886) -- Secondary offering costs 4,491 -- Loss on early extinguishment of debt 38,701 16,348 Bargain purchase gain (1,011) -- Accretion expense 9,934 22,733 Amortization of acquired intangibles, net 59,007 7,684 Expenses related to dividend 6,367 -- Adjusted EBITDA $258,257 $223,077